                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 4 TO


                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              COMPDENT CORPORATION
                              (Name of the Issuer)

                            TAGTCR ACQUISITION, INC.

                              TA ASSOCIATES, INC.
                              TA/ADVENT VIII L.P.
                      ADVENT ATLANTIC AND PACIFIC III L.P.
                             TA EXECUTIVES FUND LLC
                              TA INVESTORS LLC
                      GOLDER, THOMA, CRESSEY, RAUNER, INC.
                     GOLDER, THOMA, CRESSEY, RAUNER FUND V, L.P.
                               GTCR ASSOCIATES V
                               NMS CAPITAL, L.P.
                              EDWARD J. McCAFFREY

                                 DAVID R. KLOCK
                                PHYLLIS A. KLOCK
                               BRUCE A. MITCHELL
                                 KEITH J. YODER

                  AMERICAN PREPAID PROFESSIONAL SERVICES, INC.

                              COMPDENT CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                 -------------
                     (CUSIP Number of Class of Securities)

    Golder, Thoma, Cressey, Rauner, Inc.                 TA Associates, Inc.                     Edward J. McCaffrey
          Golder, Thoma, Cressey,                        TA/Advent VIII L.P.                      NMS Capital, L.P.
            Rauner, Fund V, L.P.                 Advent Atlantic and Pacific III L.P.         231 South LaSalle Street
             GTCR Associates V                          TA Executives Fund LLC                       12th Floor
              c/o Don Edwards                              TA Investors LLC                   Chicago, Illinois 60697
              6100 Sears Tower                           c/o Roger B. Kafker
             Chicago, IL 60606                       125 High Street, Suite 2500
               (312) 382-2200                              Boston, MA 02110
                                                            (617) 574-6700

            CompDent Corporation                       TAGTCR Acquisition, Inc.                    David R. Klock
American Prepaid Professional Services, Inc.             c/o Roger B. Kafker                      Phyllis A. Klock
             c/o David R. Klock                      125 High Street, Suite 2500                  Bruce A. Mitchell
           100 Mansell Court East                          Boston, MA 02110                        Keith J. Yoder
                 Suite 400                                  (617) 574-6700                     100 Mansell Court East
             Roswell, GA 28226                                                                        Suite 400
               (770) 998-8936                                                                     Roswell, GA 28226
                                                                                                   (770) 998-8936



                                WITH COPIES TO:


         John J. Kelley III                     Bruce A. Mitchell                      Sanford E. Perl
          King & Spalding                      CompDent Corporation                    Kirkland & Ellis
        191 Peachtree Street             100 Mansell Court East, Ste. 400          200 East Randolph Drive
       Atlanta, Georgia 30303                 Roswell, Georgia 30076               Chicago, Illinois 60601
           (404) 572-4600                         (770) 998-8936                        (312) 861-2000


  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

         a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934. [X]
         b. The filing of a registration statement under the Securities Act of 1933. [ ]
         c.   A tender offer. [ ]
         d.   None of the above. [ ]

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                           CALCULATION OF FILING FEE

==============================================================================
                 Transaction Value*                  Amount of Filing Fee

         $185,240,322                                 $37,048.06
==============================================================================

* For purposes of calculating the fee only. Assumes purchase of 10,291,129 shares of Common Stock, par value $.01 per share, of CompDent Corporation at $18.00 per share and the purchase of underlying options to purchase Common Stock for an aggregate of $185,240,322.


Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. [X]

Amount previously paid:  $37,048.06
Form or registration no.: Preliminary Proxy Statement on Schedule 14A Filing party: CompDent Corporation
Date filed: October 27, 1998

         This Rule 13e-3 Transaction Statement (this "Statement") is being filed in connection with the filing by CompDent Corporation ("CompDent" or the "Company") with the Securities and Exchange Commission (the "Commission") on April 20, 1999 of a Definitive Proxy Statement on Schedule 14A (the "Proxy Statement") in connection with a special meeting of the stockholders of CompDent to be held on May 21, 1999. At such meeting, the stockholders of CompDent will vote upon, among other things, the adoption of an Agreement and Plan of Merger dated as of July 28, 1998, as amended and restated on January 18, 1999 (the "Merger Agreement") by and among CompDent, TAGTCR Acquisition, Inc., NMS Capital, L.P., Golder, Thoma, Cressey, Rauner Fund V, L.P., and TA/Advent VIII L.P. pursuant to which TAGTCR Acquisition, Inc. ("TAGTCR") will be merged with and into CompDent. TA Advent VIII L.P., Advent Atlantic and Pacific III L.P., TA Executives Fund LLC, TA Investors LLC, Golder, Thoma, Cressey Rauner Fund V, L.P., GTCR Associates V and NMS Capital, L.P. are collectively referred to herein as the "Equity Sponsors." David R. Klock and Phyllis A. Klock are collectively referred to herein as the "Management Sponsors."



         The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Schedule 14A which is attached hereto as Exhibit (d)(3), including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.

                             CROSS REFERENCE SHEET

                                         CAPTION OR LOCATION IN THE
   ITEM IN SCHEDULE 13E-3                      PROXY STATEMENT
Item 1(a)                       Cover Page and "Summary--The Companies"

Item 1(b)                       Cover Page, "Summary--Record Date; Voting
                                Power" and "The Special Meeting--Record
                                Date and Quorum Requirement"

Item 1(c) - (e)                 "Summary--Historical Market Information"

Item 1(f)                       "Purchase of Common Stock by Certain
                                Persons"

Item 2(a) - (d) and (g)         "Summary--The Companies" and "Certain
                                Information Concerning the Acquiror and the
                                Investor Group"

Item 2(e) - (f)                 *

Item 3(a)(1)                    "Special Factors--Opinion of Financial
                                Advisor--Analysis of Dental Health Development
                                Corporation"

Item 3(a)(2)                    "Special Factors--Background of the Merger,"
                                "--Conflicts of Interest" and "--Certain Effects of the Merger"

Item 3(b)                       "Special Factors--Background of the Merger,"
                                "--Conflicts of Interest" and "--Certain Effects of the Merger"

Item 4(a)                       "Questions and Answers about the Merger,"
                                "Summary--Terms of the Merger Agreement,"
                                "--Share Ownership of CompDent following the Merger," "--Appraisal Rights," "Special
                                Factors--Certain Effects of the Merger" "The
                                Special Meeting--Effective Time of the Merger and Payment for Shares," "The Merger," "Rights of Dissenting Stockholders" and Appendix A to the Proxy Statement

----------------
* Not applicable or answer is negative.

                                         CAPTION OR LOCATION IN THE
   ITEM IN SCHEDULE 13E-3                      PROXY STATEMENT
Item 4(b)                       "Questions and Answers about the Merger,"
                                "Summary--Share Ownership of CompDent
                                following the Merger," "--Conflicts of
                                Interest," "--Appraisal Rights," "Special
                                Factors--Purpose and Reasons of the Investor
                                Group for the Merger," "--Conflicts of
                                Interest," "--Certain Effects of the Merger,"
                                "The Merger" and "Rights of Dissenting
                                Stockholders"

Item 5(a) - (b)                 "Summary--Share Ownership of CompDent
                                following the Merger;" "--Transaction Summary;"
                                "Special Factors--Purpose and Reasons of the
                                Investor Group for the Merger," "--Conflicts
                                of Interest," "--Certain Effects of the Merger,"
                                "--Financing of the Merger" and "--Conduct
                                of CompDent's Business After the Merger"

Item 5(c)                       "Special Factors--Conflicts of Interest"
                                "--Conduct of CompDent's Business After the
                                Merger"

Item 5(d)                       "Summary--Share Ownership of CompDent
                                following the Merger," "--Conflicts of
                                Interest," "--Historical Market Information,"
                                "Special Factors--Conflicts of Interest,"
                                "Financing of the Merger," and "The Merger--
                                Terms of the Merger Agreement--Covenants"

Item 5(e)                       "Special Factors--Certain Effects of the
                                Merger," "--Financing of the Merger," and "--Conduct of CompDent's Business After the Merger"

Item 5(f) - (g)                 "Special Factors--Certain Effects of the
                                Merger"

Item 6(a)                       "Special Factors--Financing of the Merger."

Item 6(b) "The Merger--Estimated Fees and Expenses of the Merger"

Item 6(c)                       "Special Factors--Financing of the Merger."


---------------
*Not applicable or answer is negative.

                                         CAPTION OR LOCATION IN THE
   ITEM IN SCHEDULE 13E-3                      PROXY STATEMENT
Item 6(d)                       *

Item 7(a) - (c)                 "Questions and Answers about the Merger,"
                                "Summary," "Special Factors--Background of
                                the Merger," "--The Special Committee's and
                                the Board's Recommendation," "--Opinion of
                                Financial Advisor," "--Presentations of
                                Financial Advisor," "--Purpose and Reasons of
                                the Investor Group for the Merger" and
                                "--Conflicts of Interest"

Item 7 (d)                      "Questions and Answers about the Merger,"
                                "Summary," "Special Factors--Background of the
                                Merger," "--Purpose and Reasons of the Investor
                                Group for the Merger," "--Conflicts of
                                Interest," "--Certain Effects of the Merger,"
                                "--Financing of the Merger," "--Conduct of
                                CompDent's Business After the Merger," "Rights
                                of Dissenting Stockholders," "Federal Income Tax
                                Consequences" and "Principal Stockholders and
                                Stock Ownership of Management and Others"

Item 8(a) - (b)                 "Questions and Answers about the Merger,"
                                "Summary--Recommendations," "--Opinion
                                of Financial Advisor," "--Conflicts of
                                Interest," "--Appraisal Rights," "Special
                                Factors--Background of the Merger,"
                                "--The Special Committee's and the Board's
                                Recommendation," "--Opinion of Financial
                                Advisor," "--Presentations of Financial
                                Advisor," "--Position of the Investor Group as
                                to Fairness of the Merger," "--Conflicts of
                                Interest" and "Rights of Dissenting
                                Shareholders"

Item 8(c)                       "Questions and Answers about the Merger,"
                                "Summary--Vote Required,"
                                "Special Factors--The Special Committee's and the Board's Recommendation,"
                                "The Special Meeting--Voting Procedures" and "The Merger--Conditions of the Merger"

---------------
*Not applicable or answer is negative.


                                         CAPTION OR LOCATION IN THE
   ITEM IN SCHEDULE 13E-3                      PROXY STATEMENT
Item 8(d)                       "Questions and Answers about the Merger,"
                                "Summary--Recommendations,"
                                "--Opinion of Financial Advisor,"
                                "Special Factors--Background of the Merger,"
                                "--The Special Committee's and the Board's
                                Recommendation" and "--Opinion of
                                Financial Advisor"

Item 8(e)                       "Questions and Answers about the Merger,"
                                "Summary--Recommendations" and
                                "Special Factors--Background of the Merger,"
                                "--The Special Committee's
                                and the Board's Recommendation"

Item 8(f)                       "Special Factors--Background of the Merger"

Item 9(a) - (c)                 "Summary--Recommendations," "--Opinion of
                                Financial Advisor," "Special Factors--
                                Background of the Merger," "The Special
                                Committee's and the Board's Recommendation,"
                                "--Opinion of Financial Advisor,"
                                "--Presentations of Financial Advisor,"
                                "--Conflicts of Interest" and Appendix B to the
                                Proxy Statement

Item 10(a) "Principal Stockholders and Stock Ownership of Management and Others"

Item 10(b)                      *

Item 11                         "Questions and Answers about the Merger,"
                                "Summary, " "--Terms of the Merger Agreement,"
                                "Special Factors--Background of the Merger,"
                                "--Conflicts of Interest," "--Financing of the Merger," "The Merger" and Appendix A to the
                                Proxy Statement

---------------
*Not applicable or answer is negative.

                                         CAPTION OR LOCATION IN THE
   ITEM IN SCHEDULE 13E-3                      PROXY STATEMENT
Item 12(a) - (b)                "Summary--Recommendations," "--Share
                                Ownership of CompDent following the Merger,"
                                "--Conflicts of Interest," "--Transaction
                                Summary," "Special Factors--The Special
                                Committee's and the Board's Recommendation,"
                                "--Purpose and Reasons of the Investor Group for
                                the Merger," "--Financing of the Merger" and
                                "Current Status of the Financing"

Item 13(a)                      "Summary--Appraisal Rights," "The Special
                                Meeting--Voting Procedures," "Rights of
                                Dissenting Stockholders" and Appendix C to the
                                Proxy Statement

Item 13(b)                      *

Item 13(c)                      *

Item 14(a)                      "Summary--Selected Consolidated Financial
                                Data, "Incorporation of Certain Documents by Reference" and "Experts"

Item 14(b)                      "Summary--Selected Unaudited Pro Forma
                                Consolidated Financial Data"

Item 15(a) - (b)                "Special Factors--Conflicts of Interest,"
                                "The Special Meeting--Proxy Solicitation"
                                "The Merger"

Item 16                         Proxy Statement

Item 17(a) - (f)                *

---------------
*Not applicable or answer is negative.

ITEM 1.           ISSUER AND CLASS OF SECURITY SUBJECT TO THE
                  TRANSACTION.

       (a) The information set forth on the cover page to the Proxy Statement and in the section entitled "Summary--The Companies" of the Proxy Statement is incorporated herein by reference.

       (b) The information set forth on the cover page to the Proxy Statement and in the sections entitled "Summary--Record Date; Voting Power" and "The Special Meeting--Record Date and Quorum Requirement" of the Proxy Statement is incorporated herein by reference.

       (c)-(e) The information set forth in the section entitled "Summary--Historical Market Information" of the Proxy Statement is incorporated herein by reference.

       (f) The information set forth in the section entitled "Purchases of Common Stock by Certain Persons" of the Proxy Statement is incorporated herein by reference.

ITEM 2.           IDENTITY AND BACKGROUND.

       (a)-(d), (g) This Statement is being filed by CompDent, TAGTCR, the Equity Investors, the Management Sponsors, TA Associates, Inc. ("TA Associates") Golder, Thoma, Cressey, Rauner, Inc. ("Golder, Thoma"), American Prepaid Professional Services, Inc., Bruce A. Mitchell, Keith J. Yoder and Edward J. McCaffrey. The information set forth in the sections entitled "Summary--The Companies" and "Certain Information Concerning TAGTCR and the Investor Group" of the Proxy Statement is incorporated herein by reference.

       (e), (f) None of the Company, the Equity Investors, TAGTCR, TA Associates, Golder, Thoma, American Prepaid Professional Services, Inc., any executive officer, director or person controlling the Company, TAGTCR, the Equity Investors, TA Associates, Golder, Thoma or Prepaid Professional Services, Inc., or any Management Sponsor, Bruce A. Mitchell, Keith J. Yoder or Edward J. McCaffrey has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.         PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

       (a)(1) The information set forth in the section entitled "Special Factors--Opinion of Financial Advisor--Analysis of Dental Health Development Corporation" of the Proxy Statement is incorporated herein by reference.

         (a)(2) The information set forth in the sections entitled "Special Factors--Background of the Merger," "--Conflicts of Interest" and "--Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled "Special Factors--Background of the Merger," "--Conflicts of Interest" and "--Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 4.         TERMS OF THE TRANSACTION.

       (a) The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary--Terms of the Merger Agreement," "--Share Ownership of CompDent following the Merger," "-- Appraisal Rights," "Special Factors--Certain Effects of the Merger," "The Special Meeting--Effective Time of the Merger and Payment for Shares," "The Merger" and "Rights of Dissenting Stockholders" of the Proxy Statement and Appendix A to the Proxy Statement is incorporated herein by reference.

       (b) The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary--Share Ownership of CompDent following the Merger," "--Conflicts of Interest," "--Appraisal Rights," "Special Factors--Purpose and Reasons of the Investor Group for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger," "The Merger" and "Rights of Dissenting Stockholders" of the Proxy Statement is incorporated herein by reference.

ITEM 5.         PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

       (a)-(b) The information set forth in the sections entitled "Summary--Share Ownership of CompDent following the Merger;" "--Transaction Summary;" "Special Factors--Purpose and Reasons of the Investor Group for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger," "--Financing of the Merger" and "--Conduct of CompDent's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the sections entitled "Special Factors--Conflicts of Interest" and "--Conduct of CompDent's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled "Summary--Share Ownership of CompDent following the Merger," "--Financing of the Merger," "--Conflicts of Interest," "--Transaction Structure," "--Historical Market Information," "Special Factors--Conflicts of Interest," "--Financing of the Merger," and "The Merger--Terms of the Merger Agreement--Covenants" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in the sections entitled "Special Factors--Certain Effects of the Merger," "--Financing of the Merger," and "--Conduct of CompDent's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

         (f)-(g) The information set forth in the section entitled "Special Factors--Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 6.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the section entitled "Special Factors--Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the section entitled "The Merger--Estimated Fees and Expenses of the Merger" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the section entitled "Special Factors--Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

         (d)     Not applicable.

ITEM 7.          PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a)-(c) The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary," "Special Factors--Background of the Merger," "--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "--Presentations of Financial Advisor," "--Purpose and Reasons of the Investor Group for the Merger" and "--Conflicts of Interest" of the Proxy Statement is incorporated herein by reference.


         (d) The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary," "Special Factors--Background of the Merger," "--Purpose and Reasons of the Investor Group for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger," "--Financing of the Merger," "--Conduct of CompDent's Business After the Merger," "Rights of Dissenting Stockholders," "Federal Income Tax Consequences" and "Principal

Stockholders and Stock Ownership of Management and Others" of the Proxy Statement is incorporated herein by reference.

ITEM 8.           FAIRNESS OF THE TRANSACTION.

         (a)-(b) The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary--Recommendations," "--Opinion of Financial Advisor," "--Conflicts of Interest," "--Appraisal Rights," "Special Factors--Background of the Merger," "--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "--Presentations of Financial Advisor" "--Position of the Investor Group as to Fairness of the Merger," "--Conflicts of Interest" and "Rights of Dissenting Shareholders" of the Proxy Statement are incorporated herein by reference.

         (c) The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary--Vote Required," "Special Factors--The Special Committee's and the Board's Recommendation," "The Special
Meeting--Voting Procedures" and "The Merger-- Conditions of the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary--Recommendations," "--Opinion of Financial Advisor," "Special Factors--Background of the Merger," "--The Special Committee's and the Board's Recommendation" and "--Opinion of Financial Advisor" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary--Recommendations" and "Special Factors--Background of the Merger","--The Special Committee's and the Board's Recommendation" of the Proxy Statement is incorporated herein by reference.

         (f) The information set forth in the section entitled "Special Factors--Background of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a)-(c) The information set forth in the sections entitled "Summary--Recommendations," "--Opinion of Financial Advisor," "Special Factors--Background of the Merger," "The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor" "--Presentations of Financial Advisors" and "-- Conflicts of Interest" of the Proxy Statement and in Appendix B to the Proxy Statement is incorporated herein by reference.

ITEM 10.          INTEREST IN SECURITIES OF THE ISSUER.

         (a) The information set forth in the section entitled "Principal Stockholders and Stock Ownership of Management and Others" of the Proxy Statement is incorporated herein by reference.

          (b)     None.

ITEM 11.          CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH
                  RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary," "--Terms of the Merger Agreement," "Special Factors--Background of the Merger," "--Conflicts of Interest," "--Financing of the Merger," and "The Merger" of the Proxy Statement and in Appendix A to the Proxy Statement is incorporated herein by reference.

ITEM 12.          PRESENT INTENTION AND RECOMMENDATION OF CERTAIN
                  PERSONS WITH REGARD TO THE TRANSACTION.


         (a)-(b) The information set forth in the sections entitled "Summary--Recommendations," "-- Share Ownership of CompDent following the Merger," "--Conflicts of Interest," "--Transaction Summary," "Special Factors--The Special Committee's and the Board's Recommendation," "--Purpose and Reasons of the Investor Group for the Merger," and "--Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 13.          OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in the sections entitled "Summary--Appraisal Rights" "The Special Meeting--Voting Procedures," and "Rights of Dissenting Stockholders" of the Proxy Statement and in Appendix C to the Proxy Statement is incorporated herein by reference.

         (b)      Not applicable.

         (c)      Not applicable.

ITEM 14.          FINANCIAL INFORMATION.

         (a) The relevant financial information set forth under the sections entitled "Summary--Selected Consolidated Financial Data of the Company," "Incorporation of Certain Documents by Reference" and "Experts" of the Proxy Statement is incorporated herein by reference.


         (b) The information set forth in the section entitled "Summary--Selected Unaudited Pro Forma Consolidated Financial Data" of the Proxy Statement is incorporated herein by reference.

ITEM 15.          PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a)-(b) The information set forth in the sections entitled "Special Factors--Conflicts of Interest," "The Special Meeting--Proxy Solicitation" and "The Merger"of the Proxy Statement is incorporated herein by reference.

ITEM 16.          ADDITIONAL INFORMATION.

         The entirety of the Proxy Statement is incorporated herein by reference.

ITEM 17.          MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1) Recapitalization Financing Commitment Letter dated July 27, 1997 by and among, TA Advent VIII, L.P.; Golder, Thoma, Cressey, Rauner Fund V, L.P.; NMS Capital, L.P.; NationsBank, N.A.; and NationsBanc Montgomery Securities LLC.*

         (a)(2) Recapitalization Financing Commitment Letter dated July 27, 1997 by and among, TA Advent VIII, L.P.; Golder, Thoma, Cressey, Rauner Fund V, L.P.; NMS Capital, L.P.; NationsBank, N.A.; and NationsBanc Montgomery Securities LLC.*

         (a)(3)   Recapitalization Financing Commitment Letter dated
                  January 18, 1999 by and among TA/Advent VIII L.P.; Golder, Thoma, Cressey, Rauner Fund V, L.P.; NMS Capital, L.P.; NationsBank, N.A.; and NationsBanc Montgomery Securities LLC.*

         (a)(4)   Recapitalization Financing Commitment Letter dated
                  January 18, 1999 by and among TA/Advent VIII L.P.; Gold, Thoma, Cressey, Rauner Fund V, L.P.; NMS Capital, L.P.; NationsBank, N.A.; and NationsBanc Montgomery Securities LLC.*

         (b)(1) Opinion of The Robinson-Humphrey Company, LLC dated July 28, 1998 (included as Appendix B to the Preliminary Proxy Statement, which was filed as Exhibit (d)(3) to Amendment No.1 to this Schedule 13E-3 filed on December 18, 1998).*

         (b)(2) Financial Analysis Presentation materials prepared by The Robinson-Humphrey Company LLC in connection with its presentation to the Special Committee on July 21, 1998.*

         (b)(3) Financial Analysis Presentation materials prepared by The Robinson-Humphrey Company, LLC in connection with providing its opinion to the Special Committee on July 27, 1998.*

         (b)(4)   Opinion of The Robinson-Humphrey Company, LLC dated
                  January 18, 1999 (included as Appendix B to the Definitive Proxy Statement, which is filed herewith as Exhibit (d)(3)).

         (b)(5) Financial Analysis Presentation materials preparation by The Robinson-Humphrey Company LLC in connection with its presentation to the Special Committee on January 5, 1999.*

         (b)(6) Financial Analysis Presentation materials prepared by The Robinson-Humphrey Company, LLC in connection with providing its opinion to the Special Committee on January 18, 1999.*

         (c)(1) Amended and Restated Agreement and Plan of Merger dated as of January 18, 1999 by and among CompDent Corporation, TAGTCR Acquisition, Inc., NMS Capital, L.P., TA/Advent VIII, L.P. and Golder, Thoma, Cressey, Rauner Fund V, L.P. (included as Appendix A to the Definitive Proxy Statement, which is filed herewith as Exhibit (d)(3)).

         (c)(2)   Form of Stockholders Agreement.*

         (d)(1) Letter to Stockholders (included in the Definitive Proxy Statement, which is filed herewith as Exhibit (d)(3)).

         (d)(2) Notice of Special Meeting of Stockholders (included in the Definitive Proxy Statement, which is filed herewith as Exhibit (d)(3)).

         (d)(3)   Definitive Proxy Statement, dated April 20, 1999.

         (d)(4) Form of Proxy (included in the Definitive Proxy Statement, which is filed herewith as Exhibit (d)(3)).

         (d)(5) Press Release issued by CompDent Corporation dated as of July 28, 1998 (incorporated by reference to the Current Report on Form 8-K filed by CompDent on August 12, 1998).

         (e) Text of Section 262 of the Delaware General Corporation Law (included as Appendix C to the Definitive Proxy Statement, which is filed herewith as Exhibit (d)(3)).
         (f)      Not applicable.

-----------------
*Previously filed.

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                     COMPDENT CORPORATION



                                     By: /s/ David R. Klock
                                        ---------------------------------
                                     Name:
Dated: April 20, 1999                Title:
       -----------------

                                     TAGTCR ACQUISITION, INC.


                                     By: /s/ Donald J. Edwards
                                        ---------------------------------
                                     Name: Donald J. Edwards
Dated: April 20, 1999                Title:
       -----------------

                                     GOLDER, THOMA, CRESSEY, RAUNER, INC.


                                     By: /s/ Donald Edwards
                                        ---------------------------------
Dated: April 20, 1999                Name:  Donald Edwards
       -----------------             Title:


                                     GOLDER, THOMA, CRESSEY, RAUNER FUND V, L.P.


                                     By: GTCR V, L.P.
                                         Sole General Partner

                                            By: GOLDER, THOMA, CRESSEY, RAUNER,
                                                INC.
                                                Sole General Partner

Dated: April 20, 1999                           By: /s/ Donald J. Edwards
       -----------------                           ------------------------
                                                   Name: Donald J. Edwards
                                                   Title:


                                     GTCR ASSOCIATES V

                                     By: GOLDER, THOMA, CRESSEY, RAUNER, INC.
                                         Managing General Partner


Dated: April 20, 1999                    By: /s/ Donald J. Edwards
       -----------------                     --------------------------------
                                             Name: Donald J. Edwards
                                             Title:

                              TA ASSOCIATES


Dated: April 20, 1999          By: /s/ Roger B. Kafker
       --------------             -------------------------
                                  Name:  Roger B. Kafker
                                  Title:


                              TA/ADVENT VIII L.P.


                              By: TA Associates VIII LLC
                                  Sole General Partner



                                  By: TA ASSOCIATES, INC.
                                      Manager


Dated: April 20, 1999                   By: /s/ Roger B. Kafker
       --------------                      ----------------------------
                                           Name: Roger B. Kafker
                                           Title: Managing Director


                              ADVENT ATLANTIC AND PACIFIC III L.P.


                              By: TA ASSOCIATES AAP III L.P.
                                  Sole General Partner


                                  By: TA ASSOCIATES, INC.
                                      Sole General Partner


Dated: April 20, 1999                   By: /s/ Roger B. Kafker
       --------------                      ----------------------------
                                           Name: Roger B. Kafker
                                           Title: Managing Director

                            TA EXECUTIVES FUND LLC


                            By:  TA ASSOCIATES, INC.
                                 Manager


Dated: April 20, 1999               By: /s/ Roger B. Kafker
       --------------                   -----------------------------
                                        Name: Roger B. Kafker
                                        Title: Managing Director


                            TA INVESTORS LLC

                            By: TA ASSOCIATES, INC.
                                Manager


Dated: April 20, 1999                By: /s/ Roger B. Kafker
       --------------                   -----------------------------
                                        Name: Roger B. Kafker
                                        Title: Managing Director


                            NMS CAPITAL, L.P.

                            By: NMS CAPITAL MANAGEMENT LLC
                                General Partner

Dated: April 20, 1999               By: /s/ Edward J. McCaffrey
       --------------                   -----------------------------
                                        Name: Edward J. McCaffrey
                                        Title: Managing Member



Dated: April 20, 1999             AMERICAN PREPAID PROFESSIONAL SERVICES, INC.
       --------------

                                    By: /s/ David R. Klock
                                        ------------------------------
                                        Name: David R. Klock
                                        Title:

                                      EDWARD J. MCCAFFREY


Dated: April 20, 1999                 /s/ Edward J. McCaffrey
       -----------------              -------------------------------------
                                      DAVID R. KLOCK


Dated: April 20, 1999                 /s/ David R. Klock
       -----------------              -------------------------------------


                                      PHYLLIS A. KLOCK



Dated: April 20, 1999                 /s/ Phyllis A. Klock
       -----------------              -------------------------------------



                                      BRUCE A. MITCHELL


Dated: April 20, 1999                 /s/ Bruce A. Mitchell
       -----------------              -------------------------------------



                                      KEITH J. YODER


Dated: April 20, 1999                 /s/ Keith J. Yoder
       -----------------              -------------------------------------

                                 EXHIBIT INDEX



     (d)(3)    Definitive Proxy Statement, dated April 20, 1999.